Sit Developing Markets Growth Fund

Sit Investment Associates
Sit Mutual Funds

As of March 31, 2015

800-332-5580 www.sitfunds.com

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies domiciled in a developing market. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that appear to have strong earnings growth prospects. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 24 years
Raymond E. Sit, 22 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.

- Founded in 1981
- Employee-owned firm
- $14.4 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

Ticker:	SDMGX
CUSIP:	82980D-40-0
Inception Date:	7/1/94
Expense Ratio:	2.00%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Developing Markets Growth	**1.45**	**-4.79**	**-1.99**	**-0.77**	**6.13**	**4.08**
MSCI Emerging Markets Index	1.91	-2.02	-2.19	-0.72	5.91	3.48

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	YTD 2015
Developing Markets Growth	**31.59**	**40.72**	**-55.26**	**73.97**	**14.53**	**-18.48**	**11.08**	**0.59**	**-7.79**	**1.45**
MSCI Emerging Markets Index	29.18	36.48	-54.48	74.50	16.36	-20.41	15.15	-4.98	-4.63	1.91

PORTFOLIO SECTOR ALLOCATION (%)

Finance	21.0
Electronic Technology	10.2
Consumer Services	10.1
Consumer Non-Durables	9.1
Technology Services	6.6
Retail Trade	6.4
Communications	6.2
Producer Manufacturing	5.9
Sectors Less Than 5.5%	23.1
Cash and Other Net Assets	1.4

PORTFOLIO COUNTRY ALLOCATION (%)

China/Hong Kong	30.4
South Korea	13.6
Brazil	12.9
South Africa	9.7
India	7.7
Taiwan	5.6
Thailand	3.5
Turkey	2.9
8 Countries Less Than 2.9%	12.3
Cash and Other Assets	1.4

TOP TEN HOLDINGS

Company Name	**% of Net Assets**
Tencent Holdings, Ltd.	5.0
Naspers, Ltd.	4.4
Samsung Electronics Co., Ltd.	4.2
Shinhan Financial Group Co., Ltd.	3.7
China Life Insurance Co., Ltd., ADR	3.6
Embraer SA, ADR	3.4
Ambev SA, ADR	3.3
ICICI Bank, Ltd., ADR	3.2
Taiwan Semiconductor Co.	2.6
Hengan International Group Co., Ltd.	2.6
Total	36.2

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$9.2
Number of Holdings:	52
Wtd. Avg. Market Cap (Billions):	$48.8
Median Market Cap (Billions):	$18.1
Turnover Rate:	16.8 %
Beta (vs. MSCI Emerging Markets Index):	0.93

See reverse for important information.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. **MSCI Emerging Markets Index** is an unmanaged free float-adjusted market captialization index that measures equity market performance of emerging markets. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. **Beta** is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

Sit Global Dividend Growth Fund

Sit Investment Associates
Sit Mutual Funds

As of March 31, 2015

800-332-5580 www.sitfunds.com

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the MSCI World Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks issued by U.S. and foreign companies. The Fund will invest significantly (at least 30% of its net assets) in companies outside the U.S. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 24 years
Kent L. Johnson, CFA, 26 years
Raymond E. Sit, 22 years
Michael J. Stellmacher, CFA, 24 years
Tasha M. Murdoff, 19 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.

- Founded in 1981
- Employee-owned firm
- $14.4 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

	Class I	Class S
Ticker:	GDGIX	GDGSX
CUSIP:	82980D-88-9	82980D-87-1
Inception Date:	9/30/08	9/30/08
Expense Ratio:	1.25%	1.50%

FUND PERFORMANCE (%)

		Annualized Returns					
	3 Month	1 Year	3 Year	5 Year	Since Inception	30-Day SEC Yield(1)	12-Month Dist. Rate(1)
Class I Shares	**1.44**	**5.25**	**9.88**	**8.94**	**10.13**	**1.49**	**1.37**
Class S Shares	**1.38**	**4.98**	**9.62**	**8.67**	**9.86**	**1.24**	**1.08**
MSCI World Index	2.31	6.03	12.19	10.01	8.42		

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2008*	2009	2010	2011	2012	2013	2014	YTD 2015
Class I Shares	**-5.25**	**24.65**	**11.58**	**-2.58**	**13.61**	**21.70**	**4.03**	**1.44**
Class S Shares	**-5.31**	**24.40**	**11.32**	**-2.89**	**13.35**	**21.43**	**3.76**	**1.38**
MSCI World Index	-21.77	29.99	11.76	-5.54	15.83	26.68	4.94	2.31

*Due to the Fund's inception date of 9/30/08, the 2008 calendar year returns of the Fund and its benchmarks reflect performance since 9/30/08.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	16.2
Health Technology	14.5
Consumer Non-Durables	10.7
Producer Manufacturing	10.3
Retail Trade	8.5
Electronic Technology	5.4
Utilities	5.4
Process Industries	5.3
Sectors Less Than 5.0%	22.0
Cash and Other Net Assets	1.7

PORTFOLIO COUNTRY ALLOCATION (%)

United States	53.7
United Kingdom	7.9
Switzerland	7.3
France	4.8
Ireland	4.7
Canada	4.5
Germany	3.3
Japan	2.6
6 Countries Less Than 2.6%	9.5
Cash and Other Assets	1.7

TOP TEN HOLDINGS

Company Name	% of Net Assets
Medtronic, PLC	3.6
Roche Holding AG	3.2
Seven & I Holdings Co., Ltd.	2.6
BCE, Inc.	2.4
Nestle SA	2.3
Apple, Inc.	2.3
Cardinal Health, Inc.	2.0
Diageo, PLC, ADR	1.9
Verizon Communications, Inc.	1.9
Barclays, PLC	1.9
Total	14.1

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$21.3
S Share Assets (Millions):	$5.8
Number of Holdings:	74
Wtd. Avg. Market Cap (Billions):	$136.7
Median Market Cap (Billions):	$66.1
Turnover Rate:	56.2 %
Beta (vs. MSCI World Index):	0.98

See reverse for important information.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of 23 Developed Markets countries. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. **Beta** is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

Sit Mid Cap Growth Fund

As of March 31, 2015

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $2 billion to $15 billion. The Adviser invests in domestic growth-oriented medium to small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 24 years
Kent L. Johnson, CFA, 26 years
Robert W. Sit, CFA, 23 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.

- Founded in 1981
- Employee-owned firm
- $14.4 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

Ticker:	NBNGX
CUSIP:	829796-10-1
Inception Date:	9/2/82
Expense Ratio:	1.25%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Mid Cap Growth	**5.45**	**10.77**	**13.83**	**14.09**	**9.35**	**12.12**
Russell Midcap® Growth Index	5.38	15.56	17.41	16.43	10.19	n/a

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	YTD 2015
Mid Cap Growth	**9.56**	**18.87**	**-45.34**	**35.59**	**27.10**	**-6.53**	**18.36**	**33.42**	**6.01**	**5.45**
Russell Midcap® Growth Index	10.65	11.44	-44.32	46.29	26.38	-1.65	15.81	35.74	11.90	5.38

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Skyworks Solutions, Inc.	3.3	Ultimate Software Group, Inc.	1.9
Actavis, PLC	2.6	Macy's, Inc.	1.9
TJX Cos., Inc.	2.2	Acadia Healthcare Co., Inc.	1.7
Avago Technologies, Ltd.	2.2	Snap-On, Inc.	1.7
Ecolab, Inc.	2.1	Waste Connections, Inc.	1.6
		Total	21.3

PORTFOLIO SECTOR ALLOCATION (%)

Health Technology	11.6
Technology Services	9.8
Electronic Technology	9.0
Finance	8.8
Retail Trade	8.6
Producer Manufacturing	7.8
Consumer Services	6.8
Commercial Services	5.4
Sectors Less Than 5.4%	30.4
Cash and Other Net Assets	1.8

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$173.3
Number of Holdings:	95
Wtd. Avg. Market Cap (Billions):	$20.2
Median Market Cap (Billions):	$9.7
Turnover Rate:	17.8 %
Beta (vs. Russell Midcap® Growth Index):	0.99

See reverse for important information.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell Midcap® Growth Index** is an unmanaged index that measures the performance of those Russell Midcap® Index companies with higher price-to-book ratios and higher forecasted growth values. Russell Midcap® Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. **Beta** is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Russell Investment Group is the owner of the trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a trademark of Russell Investment Group.

Sit Dividend Growth Fund

Sit Investment Associates
Sit Mutual Funds

As of March 31, 2015

800-332-5580 www.sitfunds.com

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the S&P 500® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 24 years
Kent L. Johnson, CFA, 26 years
Michael J. Stellmacher, CFA, 24 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.

- Founded in 1981
- Employee-owned firm
- $14.4 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

	Class I	Class S
Ticker:	SDVGX	SDVSX
CUSIP:	82980D-70-7	82980D-80-6
Inception Date:	12/31/03	3/31/06
Expense Ratio:	1.00%	1.25%

FUND PERFORMANCE (%)

		Annualized Returns						
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield(1)	12-Month Dist. Rate(1)
Class I Shares	**1.39**	**12.21**	**14.49**	**13.83**	**9.75**	**9.75**	**1.42**	**1.44**
S&P 500 Index	0.95	12.73	16.11	14.47	8.01	7.86		
Class S Shares	**1.33**	**11.94**	**14.20**	**13.54**	**--**	**8.94**	**1.17**	**1.17**
S&P 500 Index	0.95	12.73	16.11	14.47	--	7.60		

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	YTD 2015
Class I Shares	**18.29**	**12.89**	**-29.60**	**25.59**	**16.43**	**3.29**	**13.54**	**28.18**	**12.12**	**1.39**
Class S Shares	**n/a**	**12.56**	**-29.77**	**25.25**	**16.19**	**2.98**	**13.23**	**27.95**	**11.79**	**1.33**
S&P 500 Index	15.80	5.50	-37.00	26.47	15.06	2.11	16.00	32.39	13.69	0.95

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Medtronic, PLC	3.2	PepsiCo, Inc.	2.3
Honeywell International, Inc.	2.7	Verizon Communications, Inc.	2.2
Home Depot, Inc.	2.6	Johnson & Johnson	2.1
Apple, Inc.	2.4	JPMorgan Chase & Co.	2.1
Microsoft Corp.	2.3	CVS Health Corp.	1.8
		Total	23.8

PORTFOLIO SECTOR ALLOCATION (%)

Health Technology	15.7
Finance	15.3
Producer Manufacturing	9.4
Retail Trade	8.3
Electronic Technology	8.0
Consumer Non-Durables	5.8
Technology Services	4.7
Utilities	4.5
Sectors Less Than 4.0%	27.7
Cash and Other Net Assets	0.6

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$977.1
S Share Assets (Millions):	$88.4
Number of Holdings:	90
Wtd. Avg. Market Cap (Billions):	$96.7
Median Market Cap (Billions):	$31.4
Turnover Rate:	46.7 %
Beta (vs. S&P 500 Index):	0.95

See reverse for important information.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. **Beta** is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Sit Balanced Fund

Sit Investment Associates
Sit Mutual Funds

As of March 31, 2015

800-332-5580 www.sitfunds.com

INVESTMENT OBJECTIVE

Long-term capital growth consistent with preservation of principal and seeks to provide shareholders with regular income.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing in a diversified portfolio of stocks and bonds. In seeking to achieve the Fund's long-term capital growth objective, the Fund invests in common stocks of growth companies. To provide shareholders with regular income, the Fund invests in fixed-income securities and/or common stocks selected primarily for their dividend payment potential.

EQUITY INVESTMENT STYLE

Style (columns) / *Cap Size* (rows)

	Value	Blend	Growth
Large			■
Mid			
Small			

FIXED-INCOME INVESTMENT STYLE

Duration (columns) / *Quality* (rows)

	Short	Interm	Long
High		■	
Mid			
Low			

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 24 years
Bryce A. Doty, CFA, 24 years
John M. Bernstein, 20 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.

- Founded in 1981
- Employee-owned firm
- $14.4 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

Ticker:	SIBAX
CUSIP:	82980D-20-2
Inception Date:	12/31/93
Expense Ratio:	1.00%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns: 1 Year	3 Year	5 Year	10 Year	Since Inception
Balanced	**2.13**	**10.60**	**9.96**	**9.45**	**6.76**	**7.05**
S&P 500® Index	0.95	12.73	16.11	14.47	8.01	9.36
Barclays Aggregate Bond Index	1.61	5.72	3.10	4.41	4.93	5.76

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	YTD 2015
Balanced	**7.51**	**7.88**	**10.52**	**-26.88**	**23.12**	**10.51**	**2.04**	**9.95**	**18.36**	**9.15**	**2.13**
S&P 500® Index	4.91	15.80	5.50	-37.00	26.47	15.06	2.11	16.00	32.39	13.69	0.95
Barclays Aggregate Bond Index	2.43	4.33	6.97	5.24	5.93	6.54	7.84	4.22	-2.02	5.97	1.61

TOP HOLDINGS

Stocks

Company Name	% of Net Assets
Apple, Inc.	2.1
Gilead Sciences, Inc.	1.6
Medtronic, PLC	1.6
Google, Inc.	1.5
Visa, Inc.	1.5

Bonds

Company Name	% of Net Assets
GNMA, 4.50%, 6/15/40	1.3
U.S. Treasury Note, 2.75%, 11/15/42	1.1
FNMA, 7.50%, 5/25/42	0.9
U.S. Treasury Strips, 4.22%, 2/15/36	0.9
FNMA, 7.50%, 5/25/31	0.8

PORTFOLIO ALLOCATION (%)

Stocks	59.6
Bonds	32.3
Cash and Other Net Assets	8.1

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$21.3
Number of Holdings:	213

See reverse for important information.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The **Barclays Aggregate Bond Index** is an unmanaged market value-weighted index which measures the performance of investment grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

Sit Minnesota Tax-Free Income Fund

Sit Investment Associates
Sit Mutual Funds

As of March 31, 2015

800-332-5580 www.sitfunds.com

INVESTMENT OBJECTIVE

The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from federal regular income tax and Minnesota regular personal income tax. In selecting securities for the Fund, the Adviser seeks securities providing high current tax-exempt income. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's structure, credit quality, yield, maturity, and liquidity.

INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 47 years
Debra A. Sit, CFA, 33 years
Paul J. Jungquist, CFA, 21 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.

- Founded in 1981
- Employee-owned firm
- $14.4 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

Ticker:	SMTFX
CUSIP:	82979K-10-0
Inception Date:	12/1/93
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Minnesota Tax-Free Income	**1.20**	**6.62**	**4.20**	**5.40**	**4.70**	**4.98**
Barclays 5-Year Muni Bond Index	0.76	2.95	2.38	3.44	4.17	4.63

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	YTD 2015
Minnesota Tax-Free Income	**4.92**	**1.04**	**-10.75**	**22.04**	**3.18**	**10.64**	**7.24**	**-3.10**	**9.91**	**1.20**
Barclays 5-Year Muni Index	3.34	5.15	5.78	7.40	3.40	6.93	2.97	0.81	3.19	0.76

YIELDS / DISTRIBUTION RATES (%)

12-Month Distribution Rate	3.44
30-Day SEC Yield	2.57

Tax-Equivalent 30-Day Yields

33.65% Tax Rate	3.87
43.03% Tax Rate	4.51
44.83% Tax Rate	4.66
48.98% Tax Rate	5.04

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ. Tax-Equivalent Yields represents the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate. The effective combined federal and Minnesota rates include the federal 3.8% net investment income tax for the top three tax brackets and a Minnesota tax rate of 7.85% or 9.85%, as applicable.

QUALITY RATINGS (%)

AAA	4.7
AA	24.4
A	19.8
BBB	10.4
Less than BBB	1.2
Non-Rated	31.1
Cash and Other Net Assets	8.4

Assessment of Non-Rated Securities

AAA	0.0
AA	1.9
A	0.7
BBB	8.7
BB	19.8
Less than BB	0.0

PORTFOLIO SECTOR ALLOCATION (%)

Multi Family Mortgage	21.1
Single Family Mortgage	16.2
Hospital / Health Care	14.4
Education/Student Loan	11.1
Other Revenue	7.2
Municipal Lease	5.2
Utility	4.9
Escrow to Maturity/Pre-Refund	2.3
Sectors Less Than 2.3%	9.2
Cash and Other Net Assets	8.4

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$436.0
Average Maturity:	15.2 Years
Duration to Estimated Avg. Life:	4.6 Years

See reverse for important information.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Income from tax-exempt funds may be subject to state & local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Capital gains distributions, if any, will be subject to tax.

Sit International Growth Fund

Sit Investment Associates
Sit Mutual Funds

As of March 31, 2015

800-332-5580 www.sitfunds.com

INVESTMENT OBJECTIVE

Long-term growth.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 90% of its net assets in common stocks of companies domiciled outside the United States. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that it believes have earnings growth prospects that are greater than the average. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE

Style

Cap Size	Value	Blend	Growth
Large			■
Mid			
Small			

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 24 years
Tasha M. Murdoff, 19 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.

- Founded in 1981
- Employee-owned firm
- $14.4 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

Ticker:	SNGRX
CUSIP:	82980D-10-3
Inception Date:	11/1/91
Expense Ratio:	1.50%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
International Growth	**6.12**	**-1.60**	**7.15**	**5.34**	**4.19**	**4.10**
MSCI EAFE Growth Index	5.85	1.05	8.96	6.99	5.60	4.31

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	YTD 2015
International Growth	**18.19**	**16.08**	**-44.99**	**27.65**	**9.51**	**-10.80**	**18.79**	**17.56**	**-7.88**	**6.12**
MSCI EAFE Growth Index	22.33	16.45	-42.70	29.36	12.25	-12.11	16.86	22.55	-4.43	5.85

PORTFOLIO SECTOR ALLOCATION (%)

Health Technology	16.2
Finance	14.7
Consumer Non-Durables	13.7
Producer Manufacturing	11.4
Process Industries	7.8
Electronic Technology	6.8
Commercial Services	5.3
Technology Services	4.3
Sectors Less Than 4.3%	17.9
Cash and Other Net Assets	1.9

PORTFOLIO COUNTRY ALLOCATION (%)

United Kingdom	21.8
Japan	14.2
Switzerland	10.7
France	10.0
Germany	8.0
Spain	5.2
China/Hong Kong	4.6
Netherlands	4.6
9 Countries Less Than 4.6%	19.0
Cash and Other Assets	1.9

TOP TEN HOLDINGS

Company Name	% of Net Assets
Nestle SA	3.4
Roche Holding AG	2.8
Medtronic, PLC	2.5
Diageo, PLC, ADR	2.5
Seven & I Holdings Co., Ltd.	2.4
Novartis AG	2.4
DS Smith, PLC	2.2
Siemens AG	2.2
ING Groep NV	2.1
British American Tobacco, PLC	2.1
Total	24.5

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$22.0
Number of Holdings:	70
Wtd. Avg. Market Cap (Billions):	$94.3
Median Market Cap (Billions):	$37.2
Turnover Rate:	42.6 %
Beta (vs. MSCI EAFE Growth Index):	1.00

See reverse for important information.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. **MSCI EAFE Growth Index** (Europe Australasia, Far East) is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of growth oriented developed market stocks withing Europe, Australasia and the Far East. MSCI EAFE Index (Europe Australasia, Far East) is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the US & Canada. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. **Beta** is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

Sit U.S. Government Securities Fund

Sit Investment Associates
Sit Mutual Funds

As of March 31, 2015

800-332-5580 www.sitfunds.com

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. In selecting securities for the Fund, the Adviser seeks securities providing high current income relative to yields currently available in the market. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's prepayment risk, yield, maturity, and liquidity.

INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 47 years
Bryce A. Doty, CFA, 24 years
Mark H. Book, CFA, 28 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.

- Founded in 1981
- Employee-owned firm
- $14.4 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

Ticker:	SNGVX
CUSIP:	829800-10-1
Inception Date:	6/2/87
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

	Annualized Returns							
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield(1)	12-Month Dist. Rate(1)
U.S. Government Securities	**0.78**	**2.37**	**0.84**	**1.97**	**3.73**	**5.75**	**2.92**	**1.89**
Barclays Interm. Gov't Index	1.25	3.15	1.54	2.81	3.96	5.95		

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total returns and yield figures would have been lower. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	YTD 2015
U.S. Government Securities	**4.13**	**6.92**	**5.13**	**7.78**	**4.91**	**2.72**	**2.67**	**-2.08**	**2.22**	**0.78**
Barclays Interm. Gov't Index	3.84	8.47	10.43	-0.32	4.98	6.08	1.73	-1.25	2.52	1.25

PORTFOLIO SECTOR ALLOCATION (%)

CMO	48.8
FNMA Pass-Through	20.5
GNMA Pass-Through	13.1
FHLMC Pass-Through	8.3
Asset-Backed	3.1
SBA Pass-Through	1.1
U.S. Treasury/Federal Agy.	0.8
Cash & Other Net Assets	4.3

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$586.6
Average Maturity:	19.0 Years
Effective Duration:	0.2 Years

See reverse for important information.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Barclays Intermediate Government Index** is a sub-index of the Barclays Government Bond Index covering issues with remaining maturities of between three and five years. The Barclays Government Bond Index is an index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Mortgage-backed securities involve risk of loss due to prepayments and defaults.

Sit Large Cap Growth Fund

As of March 31, 2015

Sit Investment Associates
Sit Mutual Funds

800-332-5580 www.sitfunds.com

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $5 billion or more. The Adviser invests in domestic growth-oriented companies it believes exhibit the potential for superior growth. The Fund focuses on stocks issued by companies with long records of earnings and revenue growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 24 years
Ronald D. Sit, CFA, 30 years
Michael J. Stellmacher, CFA, 24 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.

- Founded in 1981
- Employee-owned firm
- $14.4 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

Ticker:	SNIGX
CUSIP:	829797-10-9
Inception Date:	9/2/82
Expense Ratio:	1.00%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns 1 Year	3 Year	5 Year	10 Year	Since Inception
Large Cap Growth	**2.86**	**14.05**	**13.45**	**12.29**	**8.26**	**10.09**
Russell 1000® Growth Index	3.84	16.09	16.34	15.63	9.36	11.20

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	YTD 2015
Large Cap Growth	**9.54**	**14.14**	**-34.10**	**28.14**	**10.79**	**-0.53**	**13.96**	**29.21**	**10.97**	**2.86**
Russell 1000® Growth Index	9.08	11.81	-38.44	37.21	16.71	2.64	15.26	33.48	13.05	3.84

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Apple, Inc.	5.5	Home Depot, Inc.	2.4
Google, Inc.	4.0	CVS Health Corp.	2.3
Gilead Sciences, Inc.	3.6	Microsoft Corp.	2.2
Medtronic, PLC	3.1	PepsiCo, Inc.	2.1
Visa, Inc.	2.6	Adobe Systems, Inc.	2.0
		Total	29.7

PORTFOLIO SECTOR ALLOCATION (%)

Health Technology	18.3
Technology Services	17.1
Electronic Technology	11.3
Producer Manufacturing	8.6
Retail Trade	8.0
Consumer Services	7.7
Consumer Non-Durables	5.7
Health Services	3.7
Sectors Less Than 3.7%	18.6
Cash and Other Net Assets	1.0

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$155.7
Number of Holdings:	82
Wtd. Avg. Market Cap (Billions):	$128.0
Median Market Cap (Billions):	$52.7
Turnover Rate:	19.5 %
Beta (vs. Russell 1000® Growth Index):	0.98

See reverse for important information.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 1000® Growth Index** is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. Russell 1000 Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. **Beta** is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Russell Investment Group is the owner of the trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a trademark of Russell Investment Group.

Sit Tax-Free Income Fund

As of March 31, 2015

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

INVESTMENT OBJECTIVE

High current income that is exempt from federal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from both federal regular income tax and federal alternative minimum tax. In selecting securities for the Fund, the Adviser seeks securities providing high tax-exempt income. The Adviser attempts to maintain an average effective duration for the portfolio of approximately 3 to 8 years.

INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 47 years
Debra A. Sit, CFA, 33 years
Paul J. Jungquist, CFA, 21 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.

- Founded in 1981
- Employee-owned firm
- $14.4 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

Ticker:	SNTIX
CUSIP:	829799-10-5
Inception Date:	9/29/88
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Tax-Free Income	**0.91**	**9.81**	**5.75**	**6.10**	**4.27**	**5.42**
Barclays 5-Year Muni Index	0.76	2.95	2.38	3.44	4.17	5.36

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	YTD 2015
Tax-Free Income	**3.54**	**0.26**	**-15.77**	**22.42**	**2.49**	**10.73**	**9.93**	**-4.46**	**14.60**	**0.91**
Barclays 5-Year Muni Index	3.34	5.15	5.78	7.40	3.40	6.93	2.97	0.81	3.19	0.76

YIELDS / DISTRIBUTION RATES (%)

12-Month Distribution Rate	3.86
30-Day SEC Yield	3.06

Tax-Equivalent 30-Day Yields

28.0% Tax Rate	4.25
36.8% Tax Rate	4.84
38.8% Tax Rate	5.00
43.4% Tax Rate	5.41

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ. Tax-Equivalent Yields include the 3.8% net investment income tax for the top three brackets, and represents the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate.

QUALITY RATINGS (%)

AAA	11.2
AA	27.0
A	23.2
BBB	6.2
Less than BBB	4.0
Non-Rated	22.0
Cash and Other Net Assets	6.4

Assessment of Non-Rated Securities

AAA	0.0
AA	1.4
A	0.0
BBB	2.2
BB	13.5
Less than BB	4.9

PORTFOLIO SECTOR ALLOCATION (%)

Single Family Mortgage	22.2
Multi Family Mortgage	17.5
Other Revenue	12.5
Education/Student Loan	9.5
Insured	7.9
General Obligation	6.4
Investment Companies	6.2
Hospital / Health Care	4.7
Sectors Less Than 4.0%	6.7
Cash and Other Net Assets	6.4

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$164.8
Average Maturity:	16.9 Years
Duration to Estimated Avg. Life:	5.6 Years

See reverse for important information.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Income from tax-exempt funds may be subject to state & local taxes. Capital gains distributions, if any, will be subject to tax.

Sit Quality Income Fund

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

As of March 31, 2015

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing under normal market conditions at least 80% of its assets in debt securities issued by the U.S. government and its agencies, debt securities issued by corporations, mortgage and other asset-backed securities.

The Fund invests at least 50% of its assets in U.S. government debt securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. The balance of the Fund's assets will be invested in investment grade debt securities issued by corporations and municipalities, and mortgage and other asset backed securities. Investment grade debt securities are rated at the time of purchase within the top four rating categories by a Nationally Recognized Statistical Rating Organization or of comparable quality as determined by the Adviser. The Fund's dollar-weighted average portfolio quality is expected to be "A" or better.

INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 47 years
Bryce A. Doty, CFA, 24 years
Mark H. Book, CFA, 28 years
Christopher M. Rasmussen, CFA, 14 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.

- Founded in 1981
- Employee-owned firm
- $14.4 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

Ticker:	SQIFX
CUSIP:	82979K-50-6
Inception Date:	12/31/12
Expense Ratio:	0.90%

FUND PERFORMANCE (%)

		Annualized Returns			
	3 Month	1 Year	Since Inception	30-Day SEC Yield(1)	12-Month Dist. Rate(1)
Quality Income	**-0.05**	**0.36**	**0.54**	**1.04**	**0.66**
Barclays U.S. 1-3 Year Gov't/Credit Index	0.59	1.12	0.89		

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total returns and yield figures would have been lower. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2013	2014	YTD 2015
Quality Income	**0.58**	**0.68**	**-0.05**
Barclays U.S. 1-3 Year Gov't/Credit Index	0.64	0.77	0.59

PORTFOLIO SECTOR ALLOCATION (%)

U.S. Treasury/Federal Agency	45.1
Corporate Bonds	23.7
Asset-Backed (non-agency)	10.6
Mortgage Pass-Through (Agy.)	7.4
CMO (non-agency)	7.1
Taxable Municipal	5.9
Cash & Other Net Assets	0.2

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$127.9
Average Maturity:	8.6 Years
Effective Duration:	0.1 Years

See reverse for important information.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Barclays 1-3 Year U.S. Government/Credit Index** is an unmanaged index of Treasury or government agency securities and investment grade corporate debt securities with maturities of one to three years. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Mortgage- and asset-backed securities involve risk of loss due to prepayments and defaults.

Sit Small Cap Growth Fund

As of March 31, 2015

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies with capitalizations of up to $3 billion, or up to the market capitalization of the largest company included in the Russell 2000® Index measured at the end of the previous 12 months. The Adviser invests in domestic growth-oriented small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 24 years
Kent L. Johnson, CFA, 26 years
Robert W. Sit, CFA, 23 years
Michael J. Stellmacher, CFA, 24 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.

- Founded in 1981
- Employee-owned firm
- $14.4 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

Ticker:	SSMGX
CUSIP:	82980D-30-1
Inception Date:	7/1/94
Expense Ratio:	1.50%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Small Cap Growth	**6.27**	**7.86**	**12.63**	**14.48**	**9.93**	**11.16**
Russell 2000® Growth Index	6.63	12.06	17.74	16.58	10.02	8.29

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	YTD 2015
Small Cap Growth	**7.99**	**20.43**	**-42.96**	**33.06**	**27.28**	**-0.23**	**14.40**	**35.66**	**1.46**	**6.27**
Russell 2000® Growth Index	13.34	7.05	-38.54	34.47	29.09	-2.91	14.59	43.30	5.60	6.63

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Skyworks Solutions, Inc.	3.0	Snap-On, Inc.	1.9
Ultimate Software Group, Inc.	2.2	Celgene Corp.	1.9
Acadia Healthcare Co., Inc.	2.0	Alexion Pharmaceuticals, Inc.	1.8
Synaptics, Inc.	2.0	Affiliated Managers Group, Inc.	1.8
Cardiovascular Systems, Inc.	1.9	First Republic Bank/CA	1.7
		Total	20.2

PORTFOLIO SECTOR ALLOCATION (%)

Health Technology	17.4
Technology Services	12.2
Producer Manufacturing	9.2
Electronic Technology	8.4
Health Services	7.9
Finance	7.0
Transportation	5.3
Consumer Services	4.4
Sectors Less Than 4.4%	27.3
Cash and Other Net Assets	0.9

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$102.5
Number of Holdings:	99
Wtd. Avg. Market Cap (Billions):	$7.2
Median Market Cap (Billions):	$3.5
Turnover Rate:	23.5 %
Beta (vs. Russell 2000® Growth Index):	0.97

See reverse for important information.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 2000® Growth Index** is an unmanaged index that measures the performance of those Russell 2000® companies with higher price-to-book ratios and higher forecasted growth values. Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. **Beta** is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

The Fund invests in small-cap stocks, which involve additional risks such as limited liquidity & greater volatility.

Russell Investment Group is the owner of the trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a trademark of Russell Investment Group.